As filed with the Securities and Exchange Commission on January 24, 2011

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

FAIRPOINT COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	13-3725229
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

521 East Morehead Street, Suite 500

Charlotte, North Carolina 28202

(704) 344-8150

(Address, including Zip Code, of Registrant’s
Principal Executive Offices)

Copies to:

Shirley J. Linn, Esq. Executive Vice President, General Counsel & Secretary FairPoint Communications, Inc. 521 East Morehead Street, Suite 500 Charlotte, NC 28202 (704) 344-8150	Jeffrey J. Pellegrino, Esq. Paul, Hastings, Janofsky & Walker, LLP 75 East 55th Street New York, New York 10022 (212) 318-6000

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.01 per share (“Common Stock”)	NASDAQ Capital Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box ☐

Securities Act registration statement file number to which this form relates:  Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:  Not applicable

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                            Description of Registrant’s Securities to be Registered.

General

On October 26, 2009, FairPoint Communications, Inc., a Delaware corporation (the “Company”), and all of its direct and indirect subsidiaries filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).  On January 13, 2011, the Bankruptcy Court entered an order confirming the Company’s Third Amended Joint Plan of Reorganization (the “Plan”).  The Plan became effective on January 24, 2011 (the “Effective Date”).  Pursuant to the Plan, all outstanding equity interests of the Company, including but not limited to all outstanding shares of the Company’s common stock, par value $0.01 per share, that were issued and outstanding prior to the Effective Date were cancelled on the Effective Date.

This registration statement (this “Registration Statement”) registers under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s new common stock, par value $0.01 per share (the “Common Stock”), which was issued pursuant to the Plan.  On the Effective Date, the Company (i) filed its Ninth Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the State of Delaware and (ii) adopted its Second Amended and Restated By-laws (the “By-laws”).

The following describes certain matters relating to the Certificate of Incorporation and the By-laws which became effective on the Effective Date, but does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the By-laws, as set forth in the Exhibits to this Registration Statement, which are incorporated by reference in this Item 1. Additionally, the General Corporation Law of Delaware, as amended (the “DGCL”), may also affect the capital stock of the Company.

Authorized Capital Stock.

The Company’s authorized capital stock consists of 37,500,000 shares of Common Stock and 2,500,000 shares of preferred stock, $0.01 per share (the “Preferred Stock”).

Description of Capital Stock

Common Stock

Dividend Rights

Except as otherwise provided by law or the Certificate of Incorporation, and subject to the preferential dividend rights of any class or series of Preferred Stock outstanding from time to time, the holders of outstanding shares of Common Stock are entitled to receive dividends and other distributions in cash, stock or property of the Company, as may be declared by the Company’s Board of Directors (the “Board of Directors”) from time to time out of the Company’s assets or funds legally available for dividends or other distributions.  Dividends on Common Stock will not be cumulative.

Liquidation Rights

In the event of the voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of outstanding shares of Common Stock will be entitled to share in the assets of the Company remaining after payment or provision for all debts and other liabilities of the Company and the liquidation preference of all classes or series of outstanding Preferred Stock.

Voting Rights

Shares of Common Stock carry one vote per share. Unless otherwise provided in the Certificate of Incorporation, the By-laws, the DGCL or other applicable law, the holders of outstanding shares of Common Stock are entitled to voting rights for the election of directors and for other purposes, subject to the voting rights of any class or series of Preferred Stock outstanding from time to time. The holders of outstanding shares of Common Stock are not entitled to cumulative voting rights.

At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect directors.  Except as otherwise required by law, the Certificate of Incorporation or the By-laws, all other stockholder action may be taken by a vote of the holders of a majority of the outstanding shares of Common Stock at a meeting at which a quorum is present. See “Anti-Takeover Effects of Various Provisions of Delaware Law, the Certificate of Incorporation and the By-laws.”

Preferred Stock

The Certificate of Incorporation provides that the Company may issue up to 2,500,000 shares of Preferred Stock in one or more series as may be determined by the Board of Directors.

The Board of Directors has broad discretionary authority with respect to the rights of issued series of Preferred Stock and may take several actions without any vote or action of the holders of outstanding shares of Common Stock, including:

•                  determining the number of shares to be included in each series; and

•                  fixing the designation, powers, preferences and relative rights of the shares of each series and any qualifications, limitations or restrictions with respect to each series, including provisions related to dividends, conversion, voting, redemption and liquidation, which may be superior to those of the Company’s Common Stock.

The Board of Directors may authorize, without approval of the holders of oustanding shares of Common Stock, the issuance of Preferred Stock with voting and conversion rights that could adversely affect the voting power and other rights of the holders of Common Stock

Preemptive Rights

Except as expressly set forth in the Certificate of Incorporation, any certificate of designation, any resolution or resolutions providing for the issuance of a class or series of capital stock adopted by the Board of Directors, or any agreement between the Company and the holders of shares of capital stock, no holder of shares of capital stock of the Company will have any preemptive right to subscribe for any shares of any class or series of capital stock of the Company.

Anti-Takeover Provisions of Delaware Law, the Certificate of Incorporation and the By-laws

The DGCL and the Company’s Certificate of Incorporation and By-laws contain provisions that may have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempt.

Delaware Anti-Takeover Statute

The Company is subject to Section 203 of the DGCL. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the person became an interested stockholder, unless:

•                  the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by the company’s board of directors prior to the time the interested stockholder attained that status;

•                  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the company outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•                  at or after the time a person became an interested stockholder, the business combination is approved by the company’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

“Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the shares of the company’s outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, therefore, may discourage attempts to acquire the Company.

In addition, provisions of the Certificate of Incorporation and By-laws, which are summarized in the following paragraphs, may have an anti-takeover effect.

Quorum Requirements; Removal of Directors

The Certificate of Incorporation provides for a minimum quorum of one-third in voting power of the outstanding shares of the Company’s capital stock entitled to vote, except that a minimum quorum of a majority in voting power of the outstanding shares of the Company’s capital stock entitled to vote is necessary to hold a vote for any director in a contested election, the removal of a director or the filling of a vacancy on the Board of Directors. The By-laws provide that directors may be removed, with or without cause, by the affirmative vote of at least a majority in combined voting power of the Company’s then outstanding shares of capital stock entitled to vote generally in the election of directors.  However, at any time prior to the first annual meeting of stockholders held following the one-year anniversary of the Effective Date, a director may be removed, without cause, only on the affirmative vote of at least two-thirds of the combined voting power of the Company’s then outstanding capital stock entitled to vote generally in the election of directors.

No Cumulative Voting

The DGCL provides that stockholders’ votes may not be cumulative with respect to the election of directors unless a corporation’s certificate of incorporation expressly provides otherwise.  The Certificate of Incorporation does not expressly address cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders

The Certificate of Incorporation prohibits stockholder action by written consent. It and the By-laws also provide that special meetings of the Company’s stockholders may be called only by (i) the chairman of the Board of Directors, (ii) the lead director, if any, of the Board of Directors, (iii) the Board of Directors or (iv) the secretary of the Company upon a request by the holders of at least 25% in voting power of all the outstanding shares of capital stock entitled to vote at that meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The By-laws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the Company’s secretary. To be timely, a stockholder’s notice must be delivered to the Company’s secretary at the Company’s principal executive offices not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting of stockholders. However, if the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Company.  The By-laws also specify requirements as to the form and content of a stockholder’s notice. Stockholder nominations for the election of directors at a special meeting must be received by the Company’s secretary at the Company’s principal executive officers not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting, or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement is first made or notice is given of the date of the special meeting and the nominees proposed by the Board of Directors to be elected at such meeting.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate certain personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. The Certificate of Incorporation includes a provision that eliminates the personal liability of directors to the fullest extent permitted by the DGCL.

The By-laws provide that the Company must indemnify its directors and the Chief Executive Officer, the President or any Executive Vice President, Senior Vice President or Vice President of the Company to the fullest extent authorized by the DGCL and provides that such indemnitees shall generally also be entitled to an advancement of expenses. The Company is also expressly authorized to, and does, carry directors’ and officers’ insurance for its directors, officers and certain employees for some liabilities.

Authorized but Unissued Shares

The Company’s authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without the approval of the Company’s stockholders. The Company may use additional shares for a variety of corporate purposes, including but not limited to future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority in voting power of the outstanding shares of capital stock entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. The Certificate of Incorporation provides that the following provisions in the certificate of incorporation may be amended only by a vote of two-thirds or more in voting power of all the outstanding shares of the Company’s capital stock entitled to vote:

•                  the prohibition on stockholder action by written consent;

•                  the ability to call a special meeting of stockholders being vested solely in (i) the chairman of the Board of Directors, (ii) the lead director, if any, of the Board of Directors, (iii) the Board of Directors or (iv) the secretary of the Company upon a request by the holders of at least 25% in voting power of all the outstanding shares of capital stock entitled to vote at that meeting;

•                  the provisions requiring that the Company’s business and affairs be managed by or under the direction of its Board of Directors;

•                  the provisions relating to the size of the Board of Directors;

•                  the provision requiring the Board of Directors appointed on the Effective Date to consist of seven directors, with each such director serving as such until the next annual meeting of stockholders following the one-year anniversary of the Effective Date and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal;

•                  the provisions relating to the quorum requirements at stockholder meetings for the transaction of business and at stockholder meetings regarding votes for any director in a contested election, the removal of a director or the filling of a vacancy on the Board of Directors by its stockholders;

•                  the provisions relating to advance notice requirements for stockholder proposals and director nominations;

•                  the limitation on the liability of the Company’s directors;

•                  the provisions granting authority to the Board of Directors to amend or repeal the By-laws without a stockholder vote, as described below in more detail;

•                  the provisions granting stockholders representing no less than two-thirds of the voting power of the Company’s capital stock the authority to amend the By-laws, as described below in more detail; and

•                  the supermajority voting requirements listed above.

The Certificate of Incorporation grants the Board of Directors the authority to alter, amend and repeal the By-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation.

In addition, the Certificate of Incorporation provides that the By-laws may be altered, amended or repealed by the affirmative vote of the holders of at least a majority in voting power of all the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.  However, the affirmative vote of the holders of at least two-thirds in such voting power is required to alter, amend or repeal certain provisions of the By-laws as provided therein.

Regulatory Ownership Provisions

The Company and its operating subsidiaries are subject to regulation by federal and state regulatory commissions. Certain of these regulatory commissions limit the amount of Common Stock that may be held by an investor or group of related investors without the approval of such commissions. Accordingly, the Certificate of Incorporation provides that, so long as the Company or any of its subsidiaries holds any authorization, license, permit, order, filing or consent from the Federal Communications Commission (the “FCC”), or any state or territorial regulatory commission or such regulatory body has jurisdiction over the Company or any of its subsidiaries, if the Board of Directors has reason to believe that the ownership, or proposed ownership, of shares of capital stock of the Company by any stockholder or any person presenting any shares of capital stock of the Company for transfer into its name (a “Transferee”) may violate any provision of the Communications Laws (as defined in the Certificate of Incorporation), or if the Board of Directors needs information in order to make a determination as to whether the ownership, or proposed ownership, of shares of capital stock of the Company by any stockholder or any Transferee may violate any provision of the Communications Laws, such stockholder or Transferree, upon request of the Board of Directors, is required to furnish promptly to the Board of Directors such information (including, without limitation, information with respect to citizenship, other ownership interests and affiliations) as the Board of Directors reasonably requests to determine whether the ownership of, or the existence or exercise of any rights with respect to, shares of capital stock of the Company by such stockholder or Transferee violates and provisions of the Communications Laws.

If any stockholder or Transferee from whom such information is reasonably requested fails to respond to any such a request, or the Board of Directors, based on written advice of outside regulatory counsel, reasonably concludes in good faith that the ownership of, or existence or exercise of any rights of stock ownership with respect to, shares of capital stock of the Company by such stockholder or Transferee would violate any provision of the Communications Laws (a “Communications Laws Violation”), the Company (by majority vote of the Board of Directors), upon reasonable prior written notice to such stockholder or Transferee, may suspend those rights of stock ownership the existence or exercise of which would result in such Communications Laws Violation, such suspension to remain in effect until such requested information has been received or the existence or exercise of such suspended rights would not result in such Communications Law Violation.  However, such rights may be suspended only to the minimum extent necessary so that such Communications Laws Violation would not exist, and the Company, in cooperation with the affected stockholder or Transferee, must take all commercially reasonable steps to mitigate or eliminate the Communications Laws Violation by filing and prosecuting before the FCC or state or territorial regulatory commission, or the regulatory commission of the District of Columbia, as the case may be, a request for waiver or declaratory ruling or such other relief as necessary or appropriate.

The Company (by majority vote of the Board of Directors) may seek to exercise all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any stockholder or Transferee, with a view towards obtaining any information described above and/or to exercise the rights provided above.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Common Stock is The Bank of New York Mellon.

Bankruptcy Code Restrictions

The Company may not issue any non-voting equity securities to the extent prohibited by Section 1123(a)(6) of the Bankruptcy Code.  However, this restriction (i) has no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code, (ii) has such further force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Company and (iii) in all events may be amended or eliminated in accordance with such applicable law as from time to time may be in effect.

Item 2.                            Exhibits.

The following exhibits to this registration statement have been filed as exhibits to the Registration Statement and are hereby incorporated herein by reference.

Exhibit No.	Description of Document

2.1

Debtors’ Third Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 14, 2011)

3.1	Ninth Amended and Restated Certificate of Incorporation of the Company, effective as of the Effective Date and filed herewith

3.2	Second Amended and Restated By-Laws of the Company, effective as of the Effective Date and filed herewith

4.1	Specimen Certificate for the Common Stock, filed herewith

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FAIRPOINT COMMUNICATIONS, INC.

	By:	/s/ Shirley J. Linn
	Name:	Shirley J. Linn
	Title:	General Counsel and Secretary

Date: January 24, 2011